September 29, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Elena Stojic

Re:	The Arbitrage Funds (Registration No. 333-30470/811-09815)
Response to Examiner Comments on Post-Effective

Amendment No. 47

Dear:  Ms. Stojic:

This letter responds to your comments provided via telephone on September 28, 2020 to The Arbitrage Funds’ (the “Registrant”) correspondence filed on September 23, 2020 (“Original Response”). This response and the Original Response relate to Post-Effective Amendment No. 47 (“PEA No. 47”) to the Registration Statement on Form N-1A of the Registrant filed on July 31, 2020. The name of Water Island Diversified Event-Driven Fund is changing to Water Island Event-Driven Fund effective September 30, 2020. For clarity, the Registrant has chosen to use the new Fund name throughout this correspondence.

Staff Comments with respect to PEA No. 47 generally or to more than one Fund

1.	Comment: Regarding Response Number 3 in the Original Response, the Staff acknowledges the Response and disagrees in part. It is the Staff’s view that if freedom of action is reserved the fund is required to provide a statement indicating the extent the registrant intends to concentrate. Any conditions outlining the circumstances under which any change between concentration and non-concentration must be based on stated objective standards that are not within the control of the registrant or its affiliates. Based on the Registrant’s disclosure, it appears that the Registrant’s policy provides an impermissible freedom of action. Please acknowledge the Staff’s concerns.

Response: The Registrant acknowledges the Staff’s concerns. The Registrant notes that the conditions under which the relevant Funds may concentrate their investments are based on standards that are not within the control of the Funds or their affiliates (i.e., the Funds do not control whether a large percentage (namely, at least 50%) of mergers, corporate events or other investment opportunities, as specified in the relevant Fund’s principal investment strategies, taking place within the United States are within one industry over a given period of time).

Staff Comments with respect to the Water Island Event-Driven Fund (“Fund” or “Event-Driven Fund”)

2.	Comment: Regarding Response Number 4 in the Original Response: 1) please describe the circumstances surrounding Arbitrage Fund’s recent approximately $40 million investment in the Event-Driven Fund, which occurred between November 2019 and May 2020 according to Arbitrage Fund’s most recent Form N-CSR filings. Please explain whether this investment is intended to be temporary or if Arbitrage Fund plans to hold these shares of the Event-Driven Fund for an extended period of time. In this respect, please advise whether there have been any significant changes in the number of shares held since July 30, 2020, and advise the Staff of the circumstances behind such changes, if any; 2) please represent to the Staff that the above mentioned investment was not made for the purpose of facilitating the outcome in the Event-Driven Fund’s change in status to Non-Diversification; 3) please represent to the Staff that Water Island Capital, LLC (the “Adviser”) and Arbitrage Fund and Event-Driven Fund’s Board believe that the above mentioned purchase of Event-Driven Fund shares and subsequent approval of the change in policies was in the best interests of both Funds and consistent with the fiduciary duty owed to each Fund by all parties; and 4) please confirm that both Funds met all of the conditions necessary to rely on Section 12(d)(1)(G) during the relevant time period.

Response:

(1)	Between November 2019 and May 2020, the Arbitrage Fund increased its holdings in Event-Driven Fund by approximately $35 million. The amount of the Arbitrage Fund’s net assets invested in Event-Driven Fund is subject to the Adviser’s investment discretion consistent with its fiduciary obligations, and is subject to the Adviser’s determination that any such investment is consistent with Arbitrage Fund’s investment objectives and guidelines. Based on current market conditions, but subject to unknown purchase and redemption activity, the Adviser does not expect that Arbitrage Fund’s holdings in Event-Driven Fund will change significantly in the near term. Since July 30, 2020, when Arbitrage Fund held 6,589,394, representing approximately 61.9% of the outstanding shares of Event-Driven Fund, no additional shares of Event-Driven Fund have been purchased or sold by Arbitrage Fund and Arbitrage Fund currently holds approximately 64.7% of the outstanding shares of Event-Driven Fund. This increase in percentage ownership by Arbitrage Fund in Event-Driven Fund is a result of redemptions by other shareholders in Event-Driven Fund;

(2)	The Registrant represents that the above mentioned investment was not made for the purpose of facilitating the outcome in Event-Driven Fund’s change in status to Non-Diversified;

(3)	The Registrant represents to the Staff that the Adviser has represented to Arbitrage Fund and Event-Driven Fund’s Board that the investment by Arbitrage Fund in Event-Driven Fund as described above was consistent with Arbitrage Fund’s investment objectives and guidelines and the Adviser believes the investment in Event-Driven Fund was in the best interests of both Funds and consistent with the fiduciary duty owed by the Adviser to each Fund. The Registrant further represents that the Adviser explained to each Fund’s Board its rationale for proposing a change to the diversification policy of Event-Driven Fund and its belief that approval of the change in policy was in the best interests of both Funds and consistent with the Adviser’s fiduciary duty owed to each Fund. Based on information provided by the Adviser, the Board, including a majority of the independent trustees, approved a change in investment diversification status of Event-Driven Fund; and

(4)	The Registrant confirms that both Funds met all of the conditions necessary to rely on Section 12(d)(1)(G) and Rule 12d1-2 during the relevant time period. Namely, (1) both Funds are part of the same group of investments companies, (2) Arbitrage Fund is not assessed any charges or fees for distribution-related activities by Event-Driven Fund, and (3) Event-Driven Fund has not relied and will not rely on Sections 12(d)(1)(F) or 12(d)(1)(G) of the Investment Company Act of 1940 to invest in other investment companies.

3.	Comment: Regarding Response Number 6 in the Original Response, please provide the proposed revised disclosure to Market Risk.

Response:   The Registrant will revise Market Risk as follows: [new disclosure underlined]:

Market Risk: Market risk is the possibility that securities prices will fluctuate over time. Market risk may affect a single issuer, an entire industry, or the market as a whole. Securities markets may from time to time experience short-term or even extended periods of heightened volatility and turmoil. These events could have an adverse effect on the value of the Fund’s investments, and investors could lose money due to this price fluctuation. The global outbreak of novel coronavirus (or COVID-19) is currently creating unprecedented economic and social uncertainty throughout the world and related market volatility. This uncertainty could lead to corporate events such as mergers, acquisitions, and restructurings breaking or forcing the Fund to allocate assets to alternative strategies. The COVID-19 pandemic, other pandemics or epidemics, and local, regional or global natural or environmental disasters, wars, acts of terrorism, or similar events could have a significant adverse impact on the Fund and its investments and could result in increased volatility of the Fund’s net asset value.

The Registrant intends to make similar changes to the Principal Risks section under Item 4 of Form N-1A of each series of the Registrant. In addition, a corresponding change will be made to the Principal Investment Risks section under Item 9 of Form N-1A.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link
Brian F. Link